[redacted]

14041281

RECEIVED 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria	Illinois	61611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan White (309) 699-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

201 Clock Tower Drive, Third Floor	East Peoria	Illinois	61611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/14/14

OATH OR AFFIRMATION

I, Nathan White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwestern Securities Trading Company, LLC, as of December 31, 2013 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MATTHEW JON KUNTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/17/16

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Heinold Banwart, Ltd.
Certified Public Accountants

Third Floor
201 Clock Tower Drive
East Peoria, IL 61611-2449

Tel (309) 694-4251
Fax (309) 694-4202
Web www.hbcpas.com

INDEPENDENT AUDITORS' REPORT

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of **Midwestern Securities Trading Company, LLC** (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Heinold Banwart, Ltd.

February 4, 2014

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012
Cash and cash equivalents	$ 302,713	$ 221,807
Marketable investments	72,982	52,582
Receivables from clearing organizations	179,455	75,297
Prepaid expenses	29,455	24,107
Property and equipment	16,283	9,564
	$ 600,888	$ 383,357

LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Commissions payable	$ 217,512	$ 118,800
Accounts payable	1,713	-
Accrued expenses	270	385
	219,495	119,185
Members' equity	381,393	264,172
	$ 600,888	$ 383,357

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Securities commissions	$ 63,631	$ 58,608
Listed stocks	222,692	157,021
Other commissions and fee income	3,764,440	2,517,863
Net unrealized gain on marketable investments	4,400	993
Interest	3,343	3,914
	4,058,506	2,738,399
EXPENSES		
Personnel expense	224,511	74,689
Commissions	2,823,309	1,909,732
Clearing charges	229,449	137,886
Other expenses	624,016	545,729
	3,901,285	2,668,036
NET INCOME	157,221	70,363
BEGINNING MEMBERS' EQUITY	264,172	223,809
DISTRIBUTIONS	(40,000)	(30,000)
ENDING MEMBERS' EQUITY	$ 381,393	$ 264,172

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 157,221	$ 70,363
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	13,906	2,324
Net unrealized gain on marketable investments	(4,400)	(993)
(Increase) decrease in operating assets		
Receivables from clearing organizations	(104,158)	7,930
Prepaid expenses	(5,348)	(7,009)
Increase (decrease) in operating liabilities		
Commissions payable	98,712	17,314
Accounts payable	1,713	-
Accrued expenses	(115)	(3,123)
Net cash provided by operating activities	157,531	86,806
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment	(20,625)	(1,327)
Purchase of marketable investments	(16,000)	(62,129)
Proceeds from sale of marketable investments	-	10,540
Net cash used in investing activities	(36,625)	(52,916)
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of members' equity	70,000	46,529
Redemption of members' equity	(70,000)	(46,529)
Member distributions	(40,000)	(30,000)
Net cash used in financing activities	(40,000)	(30,000)
INCREASE IN CASH AND CASH EQUIVALENTS	80,906	3,890
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	221,807	217,917
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 302,713	$ 221,807

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds and deposits with clearing organization to be cash equivalents. Cash equivalent funds not covered by depository insurance amounted to $125,695 at December 31, 2013.

Marketable Investments

Marketable investments consist of mutual funds which include marketable equity securities, bonds and cash. The Company accounts for its marketable investments as "trading securities" which are measured at fair value in the statement of financial condition. When quoted market prices are not available other methods are utilized to estimate fair value as described in Note 6. Investment income (including realized and unrealized gains and losses on investments, interest and dividends) are reported as increases and decreased in the statement of income and members' equity.

Receivables from Clearing Organizations

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2013 and 2012, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment, consisting of furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation of $41,204 and $27,298 at December 31, 2013 and 2012, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years. Depreciation expense amounted to $13,906 and $2,324 for the years ended December 31, 2013 and 2012, respectively.

Income Taxes

The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements.

The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2010.

Reclassification of Financial Statement Presentation

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 financial statement presentation. On the statement of financial condition certain cash and cash equivalents amounts were grouped with marketable investments. Because of this reclassification, activity related to purchases, sales and net unrealized gains of marketable investments were added to the statement of cash flow. In addition, net unrealized gain on marketable securities is separately stated on the statement of income and members' equity which was previously included with other commissions and fee income. Furthermore on the statement of cash flow, activity for the sale and redemption of members' equity is presented as gross amounts versus netting the amounts. These reclassifications did not have any effect on net income.

Subsequent Events

The Company has evaluated subsequent events through February 4, 2014, the date the financial statements were available to be issued.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents, the Company has a deposit with a clearing organization of $50,000 at December 31, 2013 and 2012.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is related to John Graham and Associates by common ownership. The Company rents office space from this related party. The lease is on a month-to-month basis. Rents in 2013 amounted to approximately $2,800 per month. Rents in 2012 amounted to $2,400 per month through March 31 and approximately $2,800 thereafter. Pursuant to the lease, the Company also pays 50 percent of all utilities, garbage, custodial, lawn care, real estate taxes, repair and maintenance costs, phone bills, and office supplies. Rent expense amounted to $33,828 and $32,178 for the years ended December 31, 2013 and 2012, respectively.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had adjusted net capital of $324,682, which was $274,682 in excess of its required net capital of $50,000. The adjusted net capital of $324,682 is equal to the net capital the Company reported in its Focus Report.

NOTE 5. RETIREMENT PLAN

The Company has a SIMPLE IRA retirement plan which covers employees that meet specific earnings requirements. The Company matches the employee's contribution up to 3% of his or her compensation for the year. The Company's contribution expense for the years ended December 31, 2013 and 2012, was $5,307 and $14,246, respectively.

NOTE 6. FAIR VALUE MEASUREMENTS

FASB ASC 820-10, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013, from prior year.

Mutual funds: composed of bonds, debt/equity securities, and other similar instruments and valued daily based on a publicly-quoted price in an active market.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Investments				
Mutual funds	$ 72,982	$ 72,982	$ -	$ -

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2012:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Investments				
Mutual funds	$ 52,582	$ 52,582	$ -	$ -

SUPPLEMENTARY INFORMATION

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL	$ 381,393	$264,172
NON-ALLOWABLE ASSETS		
Prepaid expenses	29,455	24,107
Property and equipment	16,283	9,564
	45,738	33,671
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	335,655	230,501
HAIRCUTS ON SECURITY POSITIONS		
Money market accounts	10,973	8,170
ADJUSTED NET CAPITAL	$ 324,682	$222,331
MINIMUM NET CAPITAL REQUIRED	$ 50,000	$ 50,000
EXCESS NET CAPITAL	$ 274,682	$172,331

Heinold Banwart, Ltd.
Certified Public Accountants

Third Floor
201 Clock Tower Drive
East Peoria, IL 61611-2449

Tel (309) 694-4251
Fax (309) 694-4202
Web www.hbcpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In planning and performing our audit of the financial statements of Midwestern Securities Trading Company, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Heinold Banwart, Ltd.

February 4, 2014

RECEIVED
2014 JUL 21 PM 4:12
SEC / MR

COPY

MIDWESTERN SECURITIES TRADING COMPANY, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 and 2012

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